SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2001

REUTERS GROUP PLC
(Translation of registrant's name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F _X_     Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___     No _X_

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 9, 2001	REUTERS GROUP PLC (Registrant) By: /s/ Nancy C. Gardner ————————————————

News Releases 10 July 2001

Credit Suisse Private Banking and Reuters Announce Multi Million Dollar Agreement to Expand Online Private Banking Services

London – Credit Suisse, one of the world’s largest financial institutions, has signed a three-year multi-million dollar agreement with Reuters, the global information, news and technology group, to expand the Bank’s online private banking and wealth management business.

Reuters will work with the Bank to deliver an integrated range of new web-enabled trading and investment products aimed at the private investor. The agreement includes licences for TIBMercury Online, Reuters order management and order routing product based on TIBCO ActiveEnterprise platform. In addition, a dedicated global team of Reuters consultants will work with Credit Suisse in key financial centres to integrate Reuters technology with the Bank’s private banking operations.

The deal reflects the strategic alliance between the two organisations which have been working together on this area of the Bank’s business for the last two years. Reuters has already provided order routing, management and integration functionality to create several new trading portals for Credit Suisse, beginning with the online brokerage service Youtrade, launched in April 1999. This new agreement extends the Bank’s commitment to the TIBMercury Online infrastructure and reflects the continuing importance of the alliance between the two organisations.

The Reuters solutions have helped Credit Suisse reach new markets in a shorter timeframe and, by providing a clear view of order flow, have enhanced the Bank’s responsiveness to customers’ requirements. Today’s agreement will enable the Bank to maximise these benefits and fully expand its online offering. Bruno Aschwanden, Managing Director Senior Advisor, Credit Suisse Private Banking said: “We chose Reuters to support the realisation of our online banking strategy because of the skills of their people and the strength of their technology solution. The TIBMercury Online Product allows us to further pursue our strategy and to provide better and faster services in the area of order execution and management to our clients.”

Philip Green, Reuters Chief Operating Officer, said: “This exciting agreement is an important milestone in our strategic relationship with Credit Suisse. Our tailored solution, made up of technology, content and consultancy services, will support the Bank in growing their online private banking business. The partnership is a very good illustration of Reuters ability to implement integrated solutions which address the complex business needs of our large global customers.”

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Contacts:

Susan Allsopp PR and Sponsorship Manager, Reuters susan.allsopp@reuters.com	Tel: +44 20 7542 8404

Felicia Cosby Manager Media Relations, Reuters felicia.cosby@reuters.com	Tel: +1 646 223 5223

Bruno Aschwanden Managing Director Senior Advisor Credit Suisse Private Banking IT Securities / Treasury Bruno.aschwanden@cspb.com	Tel: + 41 1334 70 60

Note to editors:

Credit Suisse Private Banking is one of the world’s largest private banking operations and has a strong presence in both the Swiss and international markets. It currently services over 300,000 clients world-wide and manages assets totalling around USD 298 billion. By offering competitive, state-of-the-art products, Credit Suisse Private Banking aims to strengthen its leading position in offshore business and increase its presence in onshore private banking, which is aimed at the European and Asian markets. Credit Suisse Private Banking also provides comprehensive financial advice covering tax, inheritance, trusts, retirement planning and real estate. All of these products and services are geared towards the client’s requirements in terms of return, security and liquidity.

Reuters (www.about.reuters.com) premier position as a global information, news and technology group is founded on its reputation for speed, accuracy, integrity and impartiality combined with continuous technological innovation. Reuters strength is based on its unique ability to offer customers around the world a combination of content, technology and connectivity. Reuters makes extensive use of internet technologies for the widest distribution of information and news. Around 73 million unique visitors per month access Reuters content on some 1,400 Internet websites. Reuters is the world’s largest international text and television news agency with 2,500 journalists, photographers and camera operators in 190 bureaux, serving 160 countries. In 2000 the Group had revenues of £3.59 billion and on 31 December 2000, the Group employed 18,082 staff in 204 cities in 100 countries. Reuters celebrates its 150th anniversary this year.

Reuters and the sphere logo are the trademarks of the Reuters group of companies. TIBMercury Online is the trademark or registered trademark of TIBCO Software Inc.

News Releases 24 July 2001

Reuters Subsidiary Instinet to Acquire ProTrader

London – Reuters subsidiary Instinet made the following statement today.

“On July 23, 2001, Instinet signed a binding agreement to acquire ProTrader Group, LP, a provider of advanced trading technologies and electronic brokerage services, subject to regulatory approval. The acquisition excludes ProTrader’s proprietary trading business. The purchase price of $150 million will consist of $50 million in cash and $100 million in Instinet stock. The transaction is expected to be completed in the third quarter of 2001, and we do not anticipate that it will be material to Instinet Group’s 2001 financial results.”

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Contacts:

Peter Thomas/Adrian Duffield Corporate Relations - UK peter.v.thomas@reuters.com or adrian.duffield@reuters.com	Tel: +44 (0) 20 7542 4890/4728

Nancy Bobrowitz/Felicia Cosby Corporate Communications - USA nancy.bobrowitz@reuters.com or felicia.cosby@reuters.com	Tel: +1 646-223-5220/5223

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Interim Statement for the six months to 30 June 2001 under the heading ‘Risk Factors’. Copies of the Interim Statement and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.